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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   FORM 8-A/A
                                (AMENDMENT NO. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              RAINFOREST CAFE, INC.
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             (Exact name of registrant as specified in its charter)


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                       Minnesota                                                                   41-1779527
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       (State of incorporation or organization)                                       (I.R.S. Employer Identification No.)


                720 SOUTH FIFTH STREET,
                  HOPKINS, MINNESOTA                                                                  55343
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       (Address of principal executive offices)                                                    (Zip Code)
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If this form relates to the                 If this form relates to the
registration of a class of                  registration of a class of
securities pursuant to Section 12(b)        securities pursuant to Section 12(g)
of the Exchange Act and is effective        of the Exchange Act and is effective
upon filing pursuant to General             pursuant to General Instruction
Instruction A.(c) please check the          A.(d)(2) please check the following
following box. [ ]                          box. [X]


Securities Act registration statement file number to which this form relates:
Not Applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                               Name of Each Exchange on Which
to be so Registered                               Each Class is to be Registered
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None.

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
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                                (Title of Class)




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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On May 9, 2000, the Board of Directors of Rainforest Cafe, Inc. (the "COMPANY"), declared a dividend of one preferred share purchase right (a "RIGHT") per share for each outstanding share of Common Stock, par value $.01 (the "COMMON SHARES"), of the Company. The dividend is payable on May 24, 2000 (the "RECORD DATE") to shareholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 (the "PREFERRED SHARES"), of the Company at a price of $15 per one-hundredth of a Preferred Share (the "PURCHASE PRICE"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "INITIAL RIGHTS AGREEMENT"), dated as of May 23, 2000, between the Company and Norwest Bank Minnesota, National Association, as Rights Agent (the "RIGHTS AGENT"), as amended by Amendment No. 1 to Rights Agreement (the "AMENDED RIGHTS AGREEMENT"), dated as of September 26, 2000. The Initial Rights Agreement, as amended by the Amended Rights Agreement, is referred to herein as the "RIGHTS AGREEMENT".

         Pursuant to the Amended Rights Agreement, the Company amended the Initial Rights Agreement in order to (i) amend the definition of "Exempt Person" to prevent Landry's Seafood Restaurants, Inc. ("Landry's") from becoming an "Acquiring Person" as a result of the execution, delivery or performance under the Agreement and Plan of Merger dated as of September 26, 2000, by and among the Company, Landry's and a wholly-owned subsidiary of Landry's (the "MERGER AGREEMENT"), and the other transactions contemplated thereby, and (ii) provide for the termination and expiration of the Rights immediately prior to the consummation of the tender offer transaction contemplated by the Merger Agreement.

         Initially, the Rights will be evidenced by the certificates representing Common Shares then outstanding and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares, and a Distribution Date for the Rights will occur upon the earlier of: (i) the close of business on the tenth business day following the first date of public announcement that a Person or group of affiliated or associated Persons has become an "ACQUIRING PERSON" (i.e., has become, subject to certain exceptions, the beneficial owner of 10% or more of the outstanding Common Shares) (except pursuant to a Permitted Offer, as hereinafter defined) and (ii) the tenth business day following the commencement or public announcement of a tender offer or exchange offer, the consummation of which would result in a Person or group of affiliated or associated Persons becoming, subject to certain exceptions, the beneficial owner of 10% or more of the outstanding Common Shares (or such later date as may be determined by the Board of Directors of the Company prior to a Person or group of affiliated or associated Persons becoming an Acquiring Person) (the earlier of such dates being called the "DISTRIBUTION DATE"). The ownership percentage threshold applicable to a Person or group who held 10% or more of the Common Shares on May 9, 2000 is 15%.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with the Common Shares, (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any Common Share certificate, even without such notation or a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.


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         As promptly as practicable following the Distribution Date, separate certificates evidencing the Rights ("RIGHT CERTIFICATES") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on May 23, 2010, unless extended or earlier redeemed or exchanged by the Company as described below.

         The Purchase Price payable and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those described in clause (ii) of this paragraph). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price.

         No fraction of a Preferred Share (other than fractions in integral multiples of one one-hundredth of a share) will be issued and, in lieu thereof, an adjustment in cash will be made based on the closing price on the last trading date prior to the date of exercise.

         The number of outstanding Rights and the number of one one-hundredth of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $.01 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $.01 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are subject to adjustment in the event of a stock dividend on the Common Shares or a subdivision, combination or consolidation of the Common Shares.

         In the event that a person or group becomes an Acquiring Person (except pursuant to a Permitted Offer (as defined below)), each holder of a Right, other than the Acquiring Person or the affiliates, associates or transferees thereof (whose Rights will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current exercise price of the Right that number of Common Shares having a market value of two times the exercise price of the Right, subject to certain possible adjustments.


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         In the event that the Company is acquired in certain mergers or other business combination transactions or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold after a person or group becomes an Acquiring Person (except pursuant to a Permitted Offer), holders of the Rights will thereafter have the Right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares of the acquiring company (or, in certain cases, one of its Affiliates) having a market value of two times the exercise price of the Right.

         A "PERMITTED OFFER" is a tender offer or an exchange offer for all outstanding Common Shares of the Company at a price and on terms determined by a majority of the Board of Directors then in office, after receiving advice from one or more investment banking firms, to be (a) fair to shareholders (taking into account all factors which the Board of Directors deems relevant) and (b) otherwise in the best interests of the Company and its shareholders, employees, customers, suppliers and creditors and the communities in which the Company does business, and which the Board of Directors determines to recommend to the shareholders of the Company.

         At any time after a Person becomes an Acquiring Person (subject to certain exceptions), and prior to the acquisition by a Person of 50% or more of the outstanding Common Shares, the Board of Directors may exchange all or part of the Rights for Common Shares at an exchange ratio per Right equal to the result obtained by dividing the exercise price of a Right by the current per share market price of the Common Shares, subject to adjustment.

         At any time before a Person has become an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "REDEMPTION PRICE"), subject to adjustment. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors may, in its sole discretion, establish.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends.

         The form of the Amended Rights Agreement between the Company and the Rights Agent is filed as Exhibit 4.1 to this Form 8-A/A. The form of the Initial Rights Agreement is filed as Exhibit 4.1 to the Form 8-A filed with the Securities and Exchange Commission on May 25, 2000. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.


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ITEM 2. EXHIBITS

4.1 Amendment No. 1 to Rights Agreement, dated as of September 26, 2000 between the Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement amendment on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

                            RAINFOREST CAFE, INC.


                            By:  /s/ Stephen Cohen
                               -------------------------------------------------
                            Its: General Counsel and Senior Vice President,
                                 Real Estate




Dated: September 26, 2000



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                                  EXHIBIT INDEX

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                                                                                                        PAGE
EXHIBIT              DESCRIPTION OF EXHIBIT                                                             NUMBER
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  4.1                Amendment No. 1 to Rights Agreement,  dated as of September 26, 2000, between         7
                     Rainforest Cafe, Inc. and Wells Fargo Bank Minnesota,  National  Association,
                     as Rights Agent
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